UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________

FORM 11-K
___________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 0-26058
___________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KFORCE 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KFORCE INC.
1001 EAST PALM AVENUE
TAMPA, FL 33605

KFORCE 401(k) RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 as amended ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Plan Administrator
Kforce 401(k) Retirement Savings Plan
Tampa, Florida
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016 and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental
The supplemental Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information presented, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC

We have served as the Plan’s auditor since 2010.
Tampa, Florida
June 22, 2018

KFORCE 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS
Investments:
At fair value	$130,694,974	$109,948,370
At contract value	14,716,261	16,308,742
Total Investments	145,411,235	126,257,112
Receivables:
Participant contributions	441,697	348,450
Employer contributions	1,052,898	779,538
Notes receivable from participants	1,305,872	1,691,205
Total Receivables	2,800,467	2,819,193
Total assets	$148,211,702	$129,076,305
LIABILITIES
Administrative expenses payable	$38,813	$17,305
Total liabilities	$38,813	$17,305
Net assets available for benefits	$148,172,889	$129,059,000
The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2017
Investment income:
Net appreciation in fair value of investments	$18,938,007
Interest and dividends	2,195,269
Total Investment income	21,133,276
Interest income on notes receivable from participants	62,999
Contributions:
Participant	16,686,629
Employer	1,052,898
Rollovers	1,731,246
Total Contributions	19,470,773
Benefits paid to participants	(21,181,199)
Administrative expenses	(606,941)
Other income	234,981
Net increase in net assets	19,113,889
Net assets available for benefits:
Beginning of year	129,059,000
End of year	$148,172,889
The accompanying notes are an integral part of these financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan
General
The Kforce 401(k) Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by Kforce Inc. and subsidiaries (“Kforce”). Substantially all employees of Kforce are eligible under the Plan, except employees of Kforce Government Solutions, Inc. (“KGS”), a wholly-owned subsidiary of Kforce, and those employees that meet certain exceptions. Prudential Bank & Trust, FSB (“Prudential” or the “Trustee”) is the trustee of the Plan and The Prudential Insurance Company of America is the record-keeper.
The following description of the Plan is provided for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan provisions. If there are any discrepancies between the terms of the Plan and this description, the terms of the Plan shall prevail. The Plan is subject to the provisions of the ERISA.
Eligibility
All employees of Kforce, except employees of KGS, are eligible to participate in the Plan with the exception of employees who are:

•	Leased employees under Section 414(n) of the Internal Revenue Code (the “Code”),

•	Covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Nonresident aliens with no U.S. source earned income,

•	Not residents of the U.S.,

•	Not on the U.S. payroll of Kforce.
Additionally, individuals who are independent contractors or consultants, regardless of whether they are subsequently determined to be common law employees, are not eligible to participate.
Contributions
Employee contributions are recorded in the period in which the payroll deductions are withheld from the participant's earnings. Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $18,000 for those under age 50 and $24,000 for those age 50 and above for 2017.
Kforce provides a matching contribution at the discretion of the Board of Directors. Kforce matching contributions, if any, are funded annually in cash to the Plan for eligible participants who are employed as of the last day of the Plan year and have completed at least 1,000 hours as of the last day of the Plan year. Employees are also considered eligible participants if their employment was terminated due to death, total disability or after reaching age 55. For the year ended December 31, 2017, Kforce made matching contributions equal to 10% of each participant’s eligible contributions to all eligible participants.
Rollovers
All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. Each participant’s account is credited or charged with the participant’s contributions and allocations of Kforce’s matching contributions, Plan earnings or losses, transfers into the Plan and rollovers or withdrawals out of the Plan. Effective January 1, 2015, the Plan eliminated the right of participants to make new investments in Kforce Inc. common stock.
Vesting
Participants are fully vested in their contributions plus actual earnings, if any, thereon. Vesting in Kforce's matching contributions and earnings, if any, is based on years of continuous service. Participants vest at the rate of 20%, 40%, 60% and 100% after two, three, four and five years of service completed, respectively. A participant is 100% vested after five years of credited service or upon death, total disability, normal retirement age or Plan termination.
In-Service Withdrawals
Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from profit-sharing account or of rollover contributions,

•	Qualified reservist distributions.
Plan Termination
Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.
Notes Receivable from Participants
Participants may borrow money from their vested account balance up to the lesser of $50,000, reduced by the participant’s highest note receivable balance outstanding in the 12 months (prior to the date of the note receivable), or 50% of the participant’s vested account balance. The notes receivable are collateralized by the balance in the participant’s account and bear interest at a reasonable fixed rate of interest, as defined by the Plan. Principal and interest are generally paid ratably through payroll deductions, but may also be paid directly to the Trustee. Notes receivable must have a definite repayment period greater than 12 months but not to exceed five years unless the note receivable is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years.
A participant who terminates employment with an outstanding note receivable has 90 days to pay off the outstanding balance of the note receivable. Upon expiration of the 90 days, the remaining outstanding balance of the note receivable is deemed to be a distribution to the participant. Notes receivable from participants, including interest thereon, are taxable to the participant and subject to applicable excise penalties upon default.
Benefit Payments
Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. Effective August 8, 2017, if the vested amount is $5,000 or less, the balance is paid to the participant within a reasonable time frame or rolled over into an IRA. If the vested amount is more than $5,000, the participant must consent to the distribution. Withdrawals from the Plan are paid in cash or Kforce Inc. common stock to the extent that the vested balance is invested in Kforce Inc. common stock.
At December 31, 2017 and 2016, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.
Forfeited Accounts
Non-vested balances resulting from Kforce contributions and earnings will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.
Forfeited non-vested accounts are used first to fund any restorations. Any unallocated forfeitures shall be used to reduce administrative expenses payable by the Plan and/or employer matching contributions, if any, then to reduce employer qualified non-elective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2017, there was approximately $325,000 in matching contributions made using forfeited funds. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2017 and 2016. Forfeited funds in the suspense account at December 31, 2017 and 2016 were approximately $265,000 and $352,000, respectively.

Note 2 - Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator as defined in the Plan ("Plan Administrator") to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the fully benefit-responsive contract which is recorded at contract value. The Plan’s self-directed accounts hold shares of mutual funds and common stock. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The fully benefit-responsive investment contract is valued on contributions plus earnings and participant transfers into the fund, less participant withdrawals, participant transfers out of the fund and administrative expenses. Refer to Note 4 - "Investment Contract with Insurance Company" for further discussion on the fully benefit-responsive investment contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at the unpaid principal balance plus any accrued and unpaid interest. Delinquent notes receivable are recorded as distributions in accordance with the terms of the Plan document.
Benefit Payments
Benefit payments and withdrawals are recorded when paid.
Administrative Expenses
The Plan's administrative expenses are paid by Kforce, the Plan and/or unallocated forfeitures.
Certain management fees and operating expenses charged to the Plan for investments in mutual funds and mutual funds held in the self-directed accounts are deducted from income or loss on a daily basis and are not separately reflected. These investment related expenses are included as a reduction in net appreciation of fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.
Risks and Uncertainties
The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Subsequent Events
The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures.

Note 3 - Investments
During the year ended December 31, 2017, the Plan’s investments, including gains and losses on investments purchased, sold and held during the year, appreciated in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) In Fair Value of Investments
Mutual funds	$18,514,938
Self-directed accounts	91,891
Kforce Inc. common stock	331,178
Net appreciation in fair value of investments	$18,938,007

Note 4 - Investment Contract with Insurance Company
The Plan participates in the Prudential Guaranteed Income Fund ("GIF"), a fully benefit-responsive investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”). PRIAC maintains the contributions in its general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.
Since the GIF is fully benefit-responsive, contract value is the relevant measurement. Contract value represents contributions plus earnings and participant transfers into the fund, less participant withdrawals, participant transfers out of the fund and administrative expenses.
The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the value of the general account without incurring a penalty. The Plan Administrator believes that the possibility of the occurrence of events that would cause the Plan to transact at less than contract value is remote. In the case of termination of the investment contract, the contract value would be paid no later than 90 days from the date the Plan sponsor provides notice to discontinue. PRIAC may not terminate the contract at any amount less than contract value.

Note 5 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy uses a framework which requires categorizing assets and liabilities into one of three levels based on the inputs used in valuing the asset or liability.

•	Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities.

•
Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability.
Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis at December 31, 2017 and 2016:

	Fair Value Measurements at December 31, 2017
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$125,326,870	$125,326,870	$—	$—
Kforce Inc. common stock	3,872,650	3,872,650	—	—
Self-directed accounts	1,495,454	1,495,454	—	—
Total Investments at fair value	$130,694,974	$130,694,974	$—	$—

	Fair Value Measurements at December 31, 2016
Description of Investment	Total	Level 1	Level 2	Level 3
Mutual funds	$104,778,951	$104,778,951	$—	$—
Kforce Inc. common stock	4,139,344	4,139,344	—	—
Self-directed accounts	1,030,075	1,030,075	—	—
Total Investments at fair value	$109,948,370	$109,948,370	$—	$—

Note 6 - Federal Income Tax Status
The Internal Revenue Service has issued a favorable determination letter dated November 6, 2017, determining that the Plan and related trust were designed in accordance with applicable requirements of the Code and underlying regulations. The Plan has been amended since receiving the favorable determination letter. Kforce and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and underlying regulations and that the Plan and related trust continue to be tax-exempt. As such, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

Note 7 - Exempt Party-In-Interest Transactions
Certain Plan investments include an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each investment.
At December 31, 2017 and 2016, the Plan held 153,372 and 179,192 shares, respectively, of common stock of Kforce Inc., party-in-interest as the sponsoring employer. Additionally, the notes receivable from participant employees of the Company are considered party-in-interest transactions.

KFORCE 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017

Identity of Party Involved	Description of Investment	Current Value**
Kforce Inc. *	Common Stock	$3,872,650
Artisan International Fund	Mutual Fund	18,848,639
Vanguard US Value Inv Fund	Mutual Fund	18,689,264
Vanguard Growth Index Admiral	Mutual Fund	18,644,103
Vanguard 500 Index Admiral	Mutual Fund	12,932,925
Vanguard Small Cap Growth Index Fund	Mutual Fund	10,000,076
Prudential Total Return Bond Q	Mutual Fund	9,058,670
MassMutual Select Mid Cap Growth I	Mutual Fund	7,660,056
Vanguard Small Cap Value Index Admiral	Mutual Fund	7,382,058
Vanguard Mid-Cap Value Index Admiral	Mutual Fund	5,842,893
American Funds American Balanced R6	Mutual Fund	5,468,592
Vanguard Mid Cap Index Admiral	Mutual Fund	2,789,323
DFA Global Equity I	Mutual Fund	2,168,167
DFA Intermediate Government Fixed Income I	Mutual Fund	1,600,022
Vanguard Small Cap Index Admiral	Mutual Fund	1,574,559
Federated High Yield Institutional	Mutual Fund	1,213,394
PIMCO Real Return Instl	Mutual Fund	949,451
Templeton Global Bond Adv	Mutual Fund	504,678
Guaranteed Income Fund*	Unallocated Insurance Contract	14,716,261
Notes receivable from participants*	Interest rates ranging from 4.25% to 5.25%, maturing through 2032	1,305,872
Self-Directed Accounts	Mutual Funds/Common Stock	1,495,454
		$146,717,107

*	Indicates a party-in-interest to the Plan.
**	Cost information not required for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce 401(k) Retirement Savings Plan

June 22, 2018	/s/ JEFFREY B. HACKMAN
Jeffrey B. Hackman
Senior Vice President, Finance and Accounting of the Plan Administrator, Kforce Inc.

EXHIBIT

Exhibit No.	Description
23.1	Consent of Warren Averett, LLC, Independent Registered Public Accounting Firm